Exhibit 99.1

Draganfly Secures First Defense Orders for its Commander 3 XL with the U.S. Military

The Commander 3 XL to be utilized to enhance mission success enabling confident and accurate navigation through unfamiliar terrain and GPS Denied Environments.

Los Angeles, CA. September 14, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has secured its first defense orders for its Commander 3 XL with the U.S. Military.

The Commander 3 XL is being utilized to enhance mission success by enabling confident and accurate navigation through unfamiliar terrain and GPS denied environments. Securing these first orders is a substantial milestone for the Company and the Commander 3 XL platform.

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones has multiple configurations for radio equipment, including point-to-point and cellular links, and can perform tasks in light rain and snow.

“We are thrilled that the U.S. Military has seen fit to utilize the Commander 3 XL platform to aid in achieving their mission objectives in unfamiliar terrain and GPS denied environments,” said Cameron Chell, President and CEO of Draganfly. “We are excited by the expanding opportunities to collaborate and deliver solutions meeting evolving needs and challenges in the defense space.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability of the Commander 3 XL to enhance mission success by enabling confident and accurate navigation through unfamiliar terrain and GPS denied environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.